June 30, 2024

United States Securities and Exchange Commission Division of Corporate Finance Office of Life Sciences 100 F. Street, N.E. Washington, D.C. 20549 Attn: Frank Wyman	By EDGAR

Re:	Panbela Therapeutics, Inc. Form 10-K for the Fiscal Year Ended December 31, 2023 Filed March 26, 2024 File No. 001-39468

Dear Mr. Wyman:

On behalf of Panbela Therapeutics, Inc. (the “Panbela”), I am pleased to submit this response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced annual report on Form 10-K filed with the Commission by Panbela on March 26, 2024 (the “Report”).

The supplemental information set forth herein has been supplied by Panbela for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by Panbela. For convenience, the Staff’s comment is provided as set forth in the letter dated June 5, 2024, followed by Panbela’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidate Financial Statements 9. Stockholders’ Equity, page F-15

1.	Please address the following as it relates to your warrant exercise inducement offers on November 2, 2023 and December 21, 2023:

•

Provide us with a rollforward of your warrant activity for the years ended December 31, 2023 and 2022 and the most recent interim period which shows warrant issuances and exercises, along with the warrant issue dates, expiration dates and exercise prices for each class of warrant. Please also explain the differences between terms governing the Class A, B, C and D warrants. Revise your disclosure in future filings accordingly.

•

Provide us with an analysis supporting your accounting treatment for these transactions with reference to the relevant guidance in ASC 815-40-35-14 through 35-18. In this regard, specifically address the following:

●

Explain how you calculated the $9.1 million warrant inducement cost. To the extent that this amount represents the difference between the fair value of the warrants exercised upon inducement and the new warrants issued, please explain how the fair value of these warrants was determined and provide the significant assumptions used in these valuations.

●	Explain how you considered the guidance in ASC 815-40-35-17 in determining that the appropriate accounting treatment was to record this inducement cost to APIC with an offset to Accumulated Deficit.
●	Revise your future filings to disclose your accounting policy for such inducements, modifications, or exchanges.

Response: Below is a listing of all outstanding warrants, detailed by warrant class/tranche. The roll forward of activity for each period you have requested is provided in a second, summary table. All share and per-share amounts in the tables below have been adjusted for any reverse stock splits (RSS) that occurred after the original issue dates for each class of warrants. As disclosed in the Report, Panbela completed RSSs on January 18, 2023, June 1, 2023 and January 18, 2024.

Class of Warrants/ Issuance Transaction	Issue Date	Expiration Date	Original Exercise Price	Available for Exercise at 12/31/23 (# shares)	Available for Exercise at Balance at 3/31/24 (# shares)
Warrants issued and outstanding at 1/1/2022	Various	Various	Various	131	131
Acquisition Consideration	6/15/22	Various	Various	4	4
Registered Offering (October 2022)	10/14/22	10/14/27	$108,960	285	285
Registered Offering (January 2023)	1/30/23	1/30/28	$1,650	128	128
Class A	6/21/23	6/21/28	$75.00	2,595	2,595
Class B	6/21/23	6/21/28	$75.00	7,000	7,000
Class C	11/2/23	12/19/28	$15.60	75,200	75,200
Class D	12/21/23	5/5/29	$19.00	255,600	255,600
Class E	1/31/24	1/31/29	$2.06	N/A	1,093,750
Class F	1/31/24	1/31/29	$2.06	N/A	7,656,250
Total				340,943	9,090,943

Activity	Warrant Shares
Balance at 1/1/2022	131
Issued	1,261
Balance at 12/31/2022	1,392
Issued	717,848
Exchanged	(47,825)
Induced Exercise 11/4/2023	(105,600)
Induced Exercise 12/21/2023	(127,800)
Voluntary Exercise	(96,170)
Expired	(2)
Balance at 12/31/2023	340,943
Issued	8,750,000
Balance at 3/31/2024	9,090,943

During the normal course of review of our capitalization table, Panbela identified a typographical error in the Report and its quarterly report on Form 10-Q for the quarter ended March 31, 2024. This error resulted in the overstatement of the number of shares underlying the remaining Class C Common Stock Purchase Warrants by 5,000. All other numbers disclosed in those reports regarding this class, including the number of warrants exercised were correct. The error was only reflected in the footnote disclosure of shares remaining reserved at each period end. Panbela views the typographical error to be immaterial and intends to reflect the correct value in future periodic reports. All the affected values have been corrected in the presentations in this letter.

Below is a presentation comparing the terms for each of our Class A, B, C and D warrants. Panbela intends to include comparative disclosure of the terms for these and subsequently issued and outstanding warrants in future periodic reports.

Class	Exercisable	Expiration	Alternative Cashless Exercise	Price Protection upon “Reverse Stock Split”	Price Protection upon “Dilutive Issuance”
A	Immediately	June 21, 2028	0.24 shares of common for every one warrant share	Proportionate adjustment only	Lowest daily volume weighted average price (VWAP) among 5 trading days after public announcement
B	Immediately	June 21, 2028	None	Proportionate adjustment only	Lowest daily VWAP among 5 trading days after public announcement
C	After any required stockholder approval	December 19, 2028	None	Proportionate adjustment only	Lowest daily VWAP among for 5 trading days after public announcement
D	After any required stockholder approval	May 5, 2029	None	Lowest VWAP among 5 trading days post-split	Lowest daily VWAP among 5 trading days after public announcement

Below are the significant facts of the two warrant inducement transactions. The facts in the first column of numbers are the original value (which were disclosed in the Form 8-K describing their original issuance). In the second column, the values have been restated for the RSS that occurred on January 18, 2024.

On November 2, 2023, Panbela offered certain holders of Class A and Class B warrants an inducement to exercise for cash all their outstanding warrants. The inducement included a reduction in exercise price and the issuance of two new Class C warrants for every warrant exercised.

Description	Original	Restated for RSS
Original exercise price of Class A and Class B	$3.75	$75.00
Market price of Panbela Common Stock on 11/2/23	$0.95	$19.00
Revised exercise price (includes $0.125 in original for value of new warrant)	$0.905	$18.10
Number of Class A warrants exercised	852,000	42,600
Number of Class B warrants exercised	1,278,000	63,900
Class C warrants to purchase X shares	4,260,000	213,000
Exercise price of Class C	$0.78	$15.60

On December 21, 2023, Panbela offered certain holders of Class C warrants and inducement to exercise for cash all their outstanding warrants. The inducement offered no adjustment to the exercise price but included the issuance of two new Class D warrants for every warrant exercised.

Description	Original	Restated for RSS
Original exercise price of Class C	$0.78	$15.60
Market price of Panbela Common Stock on 12/21/23	$0.87	$17.38
Revised exercise price	$0.78	$15.60
Number of Class C warrants exercised	2,556,000	127,800
Class D warrants to purchase X shares	5,112,000	255,600
Exercise price of Class D	$0.78	$15.60

Before evaluating the accounting for the warrant inducement Panbela reviewed guidance to confirm our belief that both transactions were in substance inducements and not simply a modification. Panbela reviewed ASC 470-20-40-13 through 40-17 which outlines the criteria for accounting for an induced conversion of convertible debt. In both the November transaction and the December transaction the only reason that Panbela initiated the offer to warrant holders was to secure immediate cash from the warrant holders. Both transactions satisfied the criteria for recording as an inducement. Both transactions included a (1) changes to the exercise terms that were available for a short period of time and (2) included the issuance of all of the equity securities issuable according to the original exercise terms. In addition to these two provisions, the guidance requires at least one of the following to also be true to qualify as an inducement (i) reduction in original conversion (exercise) price (resulting in issuance of additional shares of stock); (ii) issuance of warrants or other securities not provided in original terms or; (iii) payment of cash (a sweetener) to those warrant holders that convert (exercise). The November transaction met (i) and (ii), and the December transaction met (ii). Panbela, therefore, concluded that these transactions were properly accounted for as an inducement.

Panbela then reviewed relevant guidance in determining the proper accounting treatment for the warrant inducements that occurred on November 2, 2023 and December 21, 2023. As noted above, the November inducements consisted of two components; the first was a lower exercise price for outstanding Class A and B warrants and the second was the issuance of two a Class C warrant to purchase a share of common stock for every share issued upon exercise of a Class A or B warrant. The December inducements consisted only of the issuance Class D warrants to purchase two shares of common stock for every share issued upon exercise of a Class C warrant.

For the first component of the expense calculation for the November transaction, Panbela initially examined ASC 815-40-35-14 through 18, which addresses an Issuer’s Accounting for Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. This guidance suggests that the proper measurement of expense of the inducement shall be measured as the difference between the fair value of the modified or exchanged instrument and the fair value of that same instrument immediately before it is modified or exchanged. Panbela made a calculations using the following, approximate, assumptions and a Black-Scholes calculation to determine the difference in fair value with respect to the reduction in exercise price of the Class A and Class B warrants for the November 2023 inducement:

Assumptions	Prior to Repricing	After Repricing
Stock Price	$0.95	$0.95
Exercise Price	$3.75	$.91
Expected Option Life	4.50	.01
Expected Volatility	100%	5%
Expected Dividend Yield	0%	0%
Risk Free Interest Rate	5.00%	0%

Fair Market Value	$0.499	$0.045

After completing this calculation, Panbela noted that the fair value after the inducement was less than the fair value prior to inducement. Panbela concluded that the resulting fair values did not reflect the economics of the transaction, as Panbela was repricing the warrants to induce the warrant holders to exercise and therefore, the inducement was intended to provide additional value to the investors in order to induce conversion. Given this disparity between the calculation and the actual economics of the transaction, Panbela did not believe that the measurement principles in ASC 815-40-35-14 through 35-18 accurately reflect the underlying transaction to the users of the financial statements.

Panbela then turned to ASC 260-10-S99-2 for guidance. This guidance applies to the inducement of convertible preferred stock to equity securities as an analogue to the inducement of equity classified warrants. An induced conversion is a transaction in which an issuer offers additional shares or other consideration to investors to incentivize them to convert their convertible instrument. Panbela found the guidance applies to changes made to the original exercise terms of equity warrants for purpose of inducing the exercise of the warrants for cash. The incentive to induce as completed were only available for a limited period of time. Panbela’s conclusion was that the transaction qualified as an induced conversion and noted that ASC-260-10-S99 requires a reporting entity to recognize an expense equal to the fair value of the shares or other consideration issued to induce conversion over the fair value of securities issuable pursuant to the original conversion terms. The expense recognized in Panbela’s financial statements is equal to the fair value of all consideration transferred in excess of the fair value of the consideration that would have been transferred pursuant to the original conversion terms.

The calculation for the inducement completed on November 2, 2023 is as follows:

a	Original exercise price	$3.75
b	New exercise price	$0.905
c	Market price on 11/2/2023	$0.95
d	Number of shares issued at exercise	2,130,000
e	Gross proceeds	$1,927,650	(b) x (d)
f	Number of shares available at original exercise price	514,040	(e) / (a)
g	Incremental shares	1,615,960	(d) – (e)
h	Market value of incremental shares	$1,535,162	(g) x (c)

i	Number of warrant shares issued	4,260,000
j	Fair market value of warrant share	$0.86
k	Total dollar fair market value	$3,663,600	(i) x (j)

l	Total value of inducement	$5,198,762	(h) + (k)

The fair value of the Class C warrants issued was calculated as follows:

Assumptions	November 2, 2023
Stock Price	$0.95
Exercise Price	$0.78
Expected Option Life	5.00
Expected Volatility	139.7%
Expected Dividend Yield	0%
Risk Free Interest Rate	4.65%

Fair Market Value	$0.860

The calculation for the inducement completed on December 21, 2023 is as follows:

a	Original exercise price	$0.78
b	New exercise price	$0.78
c	Market price on 11/2/2023	$0.87
d	Number of shares issued at exercise	2,556,000
e	Gross proceeds	$1,993,680	(b) x (d)
f	Number of shares available at original exercise price	2,556,000	(e) / (a)
g	Incremental shares	None	(d) – (e)
h	Market value of incremental shares	None	(g) x (c)

i	Number of warrant shares issued	5,112,000
j	Fair market value of warrant share	$0.771
k	Total dollar fair market value	$3,941,352	(i) x (j)

l	Total value of inducement	$3,941,352	(h) + (k)

The fair value of the Class D warrants issued was calculated as follows:

Assumptions	December 21, 2023
Stock Price	$0.87
Exercise Price	$0.95
Expected Option Life	5.00
Expected Volatility	139.7%
Expected Dividend Yield	0%
Risk Free Interest Rate	3.87%

Fair Market Value	$0.771

The total inducement expense for both transactions of $9,140,352 was recorded in the financial statements for the year and quarter ended December 31, 2023.

Panbela evaluated the guidance in ASC 815-40-35-17(d) for guidance as to where to record the inducement expense in Panbela’s financial statement and concluded that the inducement charge should be recorded as a dividend. Therefore, when Panbela recorded the inducement expense a debit was made to retained earnings and a credit made to additional paid in capital for the full $9,140,352. This accounting is reflected in the Panbela Statement of Stockholders’ (Deficit). In addition, based on ASC 260-10-S99-2 Panbela concluded that the inducement expense should be subtracted from net income available to common stockholders in the calculation of earnings per share (eps). A reconciliation of the accounting for eps is shown below. This accounting treatment for the calculation of eps was described in Panbela’s Annual Report on form 10-K in Footnote 4 – Significant Accounting Policies.

(in thousands except share and per share amounts)

Net (Loss) per Statement of Operations	$(25,263)
Inducement expense	$(9,140)
Net (Loss) available for common stockholders	$(34,403)
Weighted average shares outstanding – basis and diluted	108,691
Basic and diluted net loss per share	$(316.52)

We intend to include disclosures of the foregoing accounting policies regarding such inducements, modifications, or exchanges in Panbela’s future periodic reports.

Please contact us if we can further assist in your review of the Filing.

Sincerely,

PANBELA THERAPEUTICS, INC.

By:	/s/ Susan Horvath
Susan Horvath
VP Finance and Chief Financial Officer

cc:	Jennifer K. Simpson, President and Chief Financial Officer
Joshua Colburn, Faegre Drinker Biddle & Reath LLP
Adam Hunter, Cherry Bekaert LLP